UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . . . 1.50

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  0-15083

                                                                The South Financial Group, Inc.
                                                  (Exact name of registrant as specified in its charter)

                                 102 South Main Street, Greenville, South Carolina, 29601 / (864) 255-7900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                                                         Common stock, par value $1.00 per share
                                                (Title of each class of securities covered by this Form)

                                                                                       N/A
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective September 30, 2010, Hunt Merger Sub, Inc., a South Carolina corporation and a wholly-owned subsidiary of The Toronto-Dominion Bank, a Canadian chartered bank, was merged with and into The South Financial Group, Inc., a South Carolina corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, The South Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 30, 2010                                          By:  /s/ Stephen J. Boyle

Name: Stephen J. Boyle

Title:   Vice President